UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 iMergent, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    45247Q100
                                 (CUSIP Number)

                                  July 14, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  45247Q100
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1       NAME OF REPORTING PERSON

                 Steven G. Mihaylo

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [ ]
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
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                         5       SOLE VOTING POWER

    NUMBER OF SHARES             590,000
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY         6       SHARED VOTING POWER
          EACH
       REPORTING                 80,000
         PERSON          -------------------------------------------------------
          WITH           7       SOLE DISPOSITIVE POWER

                                 590,000
                         -------------------------------------------------------
                         8       SHARED DISPOSITIVE POWER

                                 80,000
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        670,000
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.4%
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12      TYPE OF REPORTING PERSON

        IN
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

Item 1.
         (a)      Name of Issuer:
                  iMergent, Inc. (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:
                  754 E. Technology Avenue
                  Orem, Utah 84097

Item 2.
         (a)      Name of Person Filing:
                  Steven G. Mihaylo ("Mr. Mihaylo")

         (b)      Address of Principal Business Office:
                  P.O. Box 19790
                  Reno, Nevada 89511

         (c)      Citizenship:
                  United States of America

         (d)      Title of Class of Securities:
                  Common Stock, par value $0.001 per share ("Common Stock")

         (e)      CUSIP Number:
                  45247Q100

Item 3.  Not Applicable.

Item 4.  Ownership:
         (a)      Amount beneficially owned:
                  670,000 shares of Common Stock.

         (b)      Percent of class:
                  5.4% (based on 12,335,494 shares of Common Stock outstanding as of May 18, 2006 representing 12,147,494 shares of Common Stock outstanding as of April 30, 2006 as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2006 and the exercise of options to acquire 188,000 shares of Common Stock on May 16, 2006 as reported in a Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 18,
                  2006).

         (c)      Number of shares as to which the person has:
                  (i) Sole power to vote or to direct the vote 590,000 shares of Common Stock.

                  (ii) Shared power to vote or to direct the vote 80,000 shares of Common Stock.

                  (iii) Sole power to dispose or to direct the disposition of 590,000 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of 80,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class:
         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         With respect to the 80,000 shares of Common Stock in regards to which Mr. Mihaylo has shared voting and disposition power, 45,000 shares of Common Stock are held by the Pele Charitable Remainder Trust (the "Trust") and 35,000 shares of Common Stock are held by The Steve & Lois Mihaylo Family Foundation (the "Foundation"). In addition to the persons with whom Mr. Mihaylo shares the power to vote and to dispose of such 80,000 shares of Common Stock, the Trust has the right to receive dividends and the proceeds of sale with respect to the 45,000 shares of Common Stock held by the Trust, and the Foundation has the right to receive dividends and the proceeds of sale with respect to the 35,000 shares of Common Stock held by the Foundation. Other than as described in this
Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 670,000 shares of Common Stock benefically owned by Mr. Mihaylo.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
         Not Applicable.

Item 9.  Notice of Dissolution of a Group:
         Not Applicable.

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date:  September 8, 2006


                                              /s/ Steven G. Mihaylo
                                              ------------------------------
                                                  STEVEN G. MIHAYLO